SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2014

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2013. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the following matters:

Press release regarding the Company’s unaudited
consolidated financial results for the nine (9) months
ended September 30, 2014; and
Cash dividend declaration on the Company’s Series IV
Cumulative Non-Convertible Redeemable Preferred Stock.

Exhibit 1

November 4, 2014

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the nine (9) months ended September 30, 2014.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

November 4, 2014

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the nine (9) months ended September 30, 2014.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

COVER SHEET

P	W	-	5	5

SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

MS. JUNE CHERYL A. CABAL-REVILLA	816-8553
Contact person	Contact Telephone No.

							Every 2nd
1	2	3	1	SEC FORM 17-C	0	6	Tuesday
Month			Day	FORM TYPE	Month		Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
11,895 As of September 30, 2014	NA	NA

Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	November 4, 2014

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

pressrelease

CONSOLIDATED SERVICE REVENUES OF P122.9 BILLION,
1% HIGHER OVER 2013
CONSOLIDATED DATA AND BROADBAND REVENUES RISE 19% TO P30.8 BILLION

9M14 CORE NET INCOME AT P28.6 BILLION, DOWN 1% OR P0.2 BILLION REPORTED NET INCOME AT P28.0 BILLION, LOWER BY 3% OR P1.0 BILLION

CONSOLIDATED EBITDA AT P56.8 BILLION
EBITDA MARGIN AT 46%
FREE CASH FLOW AT P24.1 BILLION

PLDT GROUP SUBSCRIBER BASE NOW 75.0 MILLION
CELLULAR SUBSCRIBER BASE AT 69.0 MILLION
POSTPAID CELLULAR SUBSCRIBER BASE RISES 12% FROM YE13
TO 2.7 MILLION

TOTAL BROADBAND SUBSCRIBERS AT 3.7 MILLION,UP 10%
FROM END 2013

PLDT GROUP UPDATES PROFIT GUIDANCE FOR FY2014 TO P37.0 BILLION
AND CAPEX FORECAST TO P34.5 BILLION

•	Consolidated Core Net Income of P28.6 billion for 9M14, 1% or P0.2 billion lower than P28.8 billion in 2013

•	Reported Net Income for 9M14 of P28.0 billion, P1.0 billion or 3% lower than P29.0billion in 2013

•	Consolidated service revenues rose 1% or P1.3 billion to P122.9 billion

•	Consolidated EBITDA down 5% at P56.8 billion; consolidated EBITDA margin at 46% of service revenues

•	Consolidated free cash flow at P24.1 billion for 9M14

•	Cellular subscriber base at 69.0 million

•	Total broadband subscribers at 3.7 million; aggregate revenue contribution from broadband, data and internet services at P30.8 billion for 9M14, 19% higher than last year

•	53% of fixed line service revenues and 15% of wireless service revenues are derived from data and broadband

•	2014 capex expected to rise to about P34.5 billion

MANILA, Philippines, 4th November 2014 –– Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced its unaudited financial and operating results for the first nine (9) months of 2014 with Consolidated Core Net Income, before exceptional items, amounting to P28.6 billion, 1% or P0.2 billion lower than the P28.8 billion recorded in the same period in 2013. The decrease was due mainly to the rise in cash operating expenses, particularly rent and maintenance costs, an increase in product subsidies and a higher provision for income tax.

Reported Net Income, after reflecting exceptional transactions for the period, declined 3% to P28.0 billion, from P29.0 billion in the same period in 2013, as a result of:

•	the dip in core net income;

•	the absence of the contribution from discontinued operations recorded in 9M2013;

•	the retroactive effect of the adoption of revised Philippine Accounting Standard 19 which affected cash operating expenses in 9M2013;

•	lower foreign exchange and derivative losses; and

•	the impairment of transport network assets resulting from the recent network upgrade.

EBITDA margin for the period was at 46%. Consolidated EBITDA for the first nine (9) months of 2014 was 5% lower at P56.8 billion compared with the same period last year, as the increase in service revenues was offset by higher cash operating expenses and subsidies.

Consolidated service revenues for the period grew 1% to P122.9 billion, as revenues from the data and broadband and domestic voice businesses offset the declines from international and national long distance streams.

Consolidated free cash flow for the first three (3) quarters of the year remained robust at P24.1 billion. Consolidated capital expenditures for the period amounted to P16.0 billion, P1.1 billion higher than the capex for the same period in 2013. We expect higher capex levels for 2014, to be carried over into 2015 in light of the market’s continued appetite for data services. While we have already modernized and expanded our networks, we are accelerating our data capacity build-out due to the free internet promo as well as our TD-LTE build-out to meet increasing fixed wireless data demand. Capital expenditures for 2014 are projected to be approximately P34.5 billion compared to an earlier projected number of P32 billion.

The Group’s consolidated net debt stood at US$2.4 billion as at 30th September 2014, with net debt to EBITDA at 1.46x. Gross debt amounted to US$3.0 billion. The Group’s debt maturities continue to be well spread out, with over 75% due in and after 2017, including P15.0 billion of fixed rate retail bonds issued in January 2014. The percentage of US dollar-denominated debt to the Group’s total debt portfolio is at 47%. Taking into account our peso borrowings, our hedges and our U. S. dollar cash holdings, only 36% of total debt remains unhedged. The Group’s cash and short-term securities are invested primarily in bank placements and Government securities. PLDT was the first Philippine company to be rated “investment grade” by three major international ratings agencies, namely Fitch Ratings, Moody’s and Standard and Poor’s.

In August 2014, PLDT invested €333 million in Rocket Internet AG which is equivalent to a 6.6% stake in Rocket, post-IPO. At Rocket’s closing share price on 3rd November 2014 of €41.50, PLDT’s stake is worth €419 million. PLDT is represented by its President and CEO, Napoleon L. Nazareno, on Rocket’s nine-seat Supervisory Board. PLDT and Rocket are presently developing a “proof of concept” that integrates Smart Money’s payment platform in selected Rocket e-commerce businesses in the Philippines (i.e., Zalora, EasyTaxi and foodpanda) with a target launch before year end. The model is also expected to be adopted in other international markets where Rocket operates.

Broadband

Total broadband and internet revenues for the first nine (9) months of 2014 totaled P23.4billion, a 20% growth year-on-year; broadband and internet now account for 19% of total Group service revenues. Wireless broadband revenues, exclusive of mobile Internet revenues, increased by 7% toP7.5billion, compared with the P7.0 billion recorded last year. Moreover, mobile Internet usage continues to grow strongly, with mobile Internet revenues increasing by 69% to P5.7 billion in the period under review from P3.4 billion in 2013.

PLDT Group fixed broadband businesses generated P10.2 billion in revenues for the first three (3) quarters of the year, up by 12% from P9.1 billion in the same period in 2013.

The Group’s combined broadband subscriber base stood at 3.7 million at the end of September 2014. Smart Broadband, Smart’s wireless broadband service offered through its wholly-owned subsidiary Smart Broadband, Inc., had a wireless broadband subscriber base of nearly 2.1 million at the end of the period, about 1.6 million of whom were on Smart Broadband’s prepaid service. In addition, Sun Cellular had a wireless broadband subscriber base of close to 600,000. Meanwhile, PLDT’s fixed broadband subscribers increased by 11% from the end of 2013, bringing the total fixed broadband subscriber base to 1.1 million for the first nine months of 2014, and now represent 48% of the fixed line subscriber base.

On 26th September, Smart, Sun Cellular, and Talk ‘N Text launched a free Internet promo whereby subscribers can avail of 30MB of data usage per day, excluding video streaming, VoIP and chat applications, free of charge. The promo runs until 5th January 2015.

“We are heartened by the encouraging response to our free Internet promo, more so when we note the significant number of first-time users. We have always believed in the Filipino’s propensity for data usage and we are more than happy to provide them access to it. After all, we made ‘Internet for All’ our battle cry as far back as 2011,” said Orlando B. Vea, Smart Chief Wireless Adviser.

Cellular

Wireless subsidiaries Smart Communications, Inc (“Smart”) and Digitel Mobile (“Digitel”) together continue to lead the industry in terms of both revenues and subscribers. Wireless service revenues of P85.8 billion for the first nine (9) months of 2014 were slightly behind the P86.4 billion recognized in the same period last year, reflecting the pressure on SMS and inbound international revenues.

Postpaid revenues now account for 20% of total cellular revenues, having grown 14% to P15.8 billion at the end of September 2014.

The PLDT Group’s total cellular subscriber base at the end of September 2014 stood at 69.0 million, broken down as follows: Smart had 25.7 million subscribers under its mainstream Smart brands; value brand Talk ‘N Text ended with 27.8 million subscribers; and there were 15.5 million Sun Cellular subscribers.

The Group’s combined postpaid cellular subscriber base grew by over 278,000 from the end of 2013, rising to just under 2.7 million at the end of the period, while the combined prepaid base stood at 66.4 million.

Fixed Line

Fixed line service revenues for the first nine (9) months of 2014, net of interconnection costs, increased to P42.3 billion, or 6%, from P40.0billion in the same period last year. PLDT data and fixed broadband revenues, representing 53% of total fixed line revenues, continued to grow on the back of a 12% increase in fixed broadband revenues, an 8% rise in corporate data and other network services, and a 20% increase in data center revenues. Combined ILD and NLD businesses of PLDT, representing 14% of fixed line revenues, declined by 6%. Fixed domestic voice revenues, which now only accounts for 29% of total fixed line revenues, were higher by 1% at P12.4 billion.

The fixed line subscriber base reached about 2.2 million at the end of September 2014, about 48% of whom have fixed broadband subscriptions.

“Competition has been escalating on all fronts and we have responded to protect market share. In addition, we are fast tracking our data capacity build-out due to the positive response to our free Internet promo as well as our TD-LTE build-out to meet increasing fixed wireless data demand. In light of the market’s continued appetite for data services, we expect higher capex levels for 2014 and 2015,” declared Nazareno.

Conclusion

“Our third quarter results reflect intensifying competition in the cellular space of our business, to which we have taken measures to respond to competition and stabilize our share of market. Smart, Sun and Talk ‘N Text undertook to match or neutralize price aggression on the prepaid front, effectively lowering price points for the same level of activity. This overall “discounting” of the market, coupled with the continued decline in inbound international business, weakened service revenues. Furthermore, in order to increase and monetize data usage, we supported the rise in smartphone penetration which however presents a double-edged situation – even as mobile Internet revenues continue their double-digit growth rate, SMS usage continues to be adversely affected by the spreading popularity of messaging apps. We also saw an increase in cash operating expenses, mainly from higher than expected rent and utility costs and higher cellular product subsidies, which taken with the lower wireless revenues, resulted in reduced EBITDA and profits for the quarter.

In contrast, our Fixed Line business continues to grow and remain strong – with higher revenues and EBITDA.

We expect competition to remain keen in the fourth quarter of the year, and possibly beyond 2014 as well. Based on this market assessment and on information currently available to the Company, PLDT is revising its profit guidance for the full year to P37.0 billion, from the P39.5 billion previously disclosed,” concluded Manuel V. Pangilinan, PLDT Chairman.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in million pesos)

	As at September 30,	As at December 31,
	2014	2013
	(Unaudited)	(Audited)
ASSETS

Noncurrent Assets
Property, plant and equipment	186,988	192,665
Investments in associates, joint ventures and deposits	44,135	41,310
Available-for-sale financial investments	19,804	220
Investment in debt securities and other long-term investments – net of current portion	2,639	2,643
Investment properties	1,814	1,222
Goodwill and intangible assets	73,095	73,918
Deferred income tax assets – net	15,350	14,181
Derivative financial assets	178	24
Prepayments – net of current portion	2,922	3,031
Advances and other noncurrent assets – net of current portion	4,981	2,761

Total Noncurrent Assets	351,906	331,975

Current Assets
Cash and cash equivalents	23,694	31,905
Short-term investments	640	718
Trade and other receivables	21,787	17,564
Inventories and supplies	3,389	3,164
Derivative financial assets	–	10
Current portion of investment in debt securities and other long-term investments	371	–
Current portion of prepayments	6,141	6,054
Current portion of advances and other noncurrent assets	8,209	8,248

Total Current Assets	64,231	67,663
TOTAL ASSETS	416,137	399,638

EQUITY AND LIABILITIES

Equity
Non-voting serial preferred stock	360	360
Voting preferred stock	150	150
Common stock	1,093	1,093
Treasury stock	(6,505)	(6,505)
Capital in excess of par value	130,522	130,562
Retained earnings	10,910	22,968
Other comprehensive income	(14,103)	(11,481)
Total Equity Attributable to Equity Holders of PLDT	122,427	137,147
Noncontrolling interests	326	179

TOTAL EQUITY	122,753	137,326

Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion	117,930	88,930
Deferred income tax liabilities – net	4,400	4,437
Derivative financial liabilities	1,503	1,869
Customers’ deposits	2,480	2,545

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS
For the Nine Months and Three Months Ended September 30, 2014 and 2013
(in million pesos, except earnings per common share amounts which are in pesos)

	Nine Months Ended		Three Months Ended
	September 30,		September 30,
	2014	2013	2014	2013
	(Unaudited)
REVENUES
Service revenues	122,910	121,604	40,380	40,567
Non-service revenues	4,360	2,981	1,462	1,017

	127,270	124,585	41,842	41,584

EXPENSES
Depreciation and amortization	21,897	22,180	7,407	7,648
Compensation and employee benefits	15,777	16,307	5,334	5,449
Repairs and maintenance	10,952	9,524	3,841	2,990
Cost of sales	10,180	8,532	3,255	2,994
Selling and promotions	7,905	6,598	2,977	2,313
Interconnection costs	7,866	7,865	2,589	2,509
Professional and other contracted services	4,824	4,544	1,441	1,712
Rent	4,754	4,224	1,511	1,373
Taxes and licenses	2,485	2,625	538	884
Asset impairment	1,816	2,120	395	729
Communication, training and travel	1,724	1,570	589	507
Insurance and security services	1,360	1,252	454	409
Amortization of intangible assets	862	736	288	283
Other expenses	1,104	1,141	372	313

	93,506	89,218	30,991	30,113

	33,764	35,367	10,851	11,471

OTHER INCOME (EXPENSES)
Equity share in net earnings of associates and joint ventures	2,687	2,308	604	803
Interest income	567	680	172	195
Gains on derivative financial instruments – net	13	492	177	44
Foreign exchange losses – net	(741)	(2,004)	(1,200)	(82)
Financing costs – net	(3,855)	(5,245)	(1,357)	(1,918)
Other income – net	4,268	1,599	1,220	146

	2,939	(2,170)	(384)	(812)

INCOME BEFORE INCOME TAX FROM CONTINUING OPERATIONS	36,703	33,197	10,467	10,659
PROVISION FOR INCOME TAX	8,766	6,271	2,531	1,594

NET INCOME FROM CONTINUING OPERATIONS	27,937	26,926	7,936	9,065
NET INCOME FROM DISCONTINUED OPERATIONS	–	2,069	–	206

NET INCOME	27,937	28,995	7,936	9,271
ATTRIBUTABLE TO:
Equity holders of PLDT	27,957	28,954	7,934	9,247
Noncontrolling interests	(20)	41	2	24

	27,937	28,995	7,936	9,271

Earnings Per Share Attributable to Common Equity Holders of PLDT
Basic	129.19	133.81	36.65	42.72
Diluted	129.19	133.81	36.65	42.72

Earnings Per Share from Continuing Operations Attributable to Common Equity Holders of PLDT
Basic	129.19	124.23	36.65	41.76
Diluted	129.19	124.23	36.65	41.76

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua Tel No: 816-8213 Fax No: 844-9099	Melissa V. Vergel de Dios Tel No: 816-8024 Fax No: 810-7138	Ramon R. Isberto Tel No: 511-3101 Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its principal business groups – fixed line and wireless– PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, and cellular network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.

Exhibit 1

November 4, 2014

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

November 4, 2014

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

COVER SHEET

P	W	-	5	5

SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8553
Contact person	Contact Telephone No.

							Every 2nd
1	2	3	1	SEC FORM 17-C	0	6	Tuesday
Month			Day	FORM TYPE	Month		Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
11,895 As of September 30, 2014	NA	NA

Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1. November 4, 2014

Date of Report (Date of earliest event reported)

2 SEC Identification Number PW-55

3. BIR Tax Identification No. 000-488-793

4. PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 1

11.	Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of Philippine Long Distance Telephone Company (respectively, the “Board” and the “Company”) held on November 4, 2014, the Board declared a cash dividend in the total amount of 12,285,000.00 on all of the outstanding shares of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock, for the quarter ending December 15, 2014, payable on December 15, 2014 to the holder of record on November 20, 2014.

The cash dividend was declared out of the unaudited unrestricted retained earnings of the Company as at June 30, 2014, which are sufficient to cover the total amount of dividend declared.

Pursuant to the requirements of the Securities Regulation Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By:
/s/Ma. Lourdes C. Raus	a-Chan

MA. LOURDES C. RAUSA-C Corporate Secretary	HAN

November 4, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: November 4, 2014